December 1, 2022

Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jessica Ansart
Abby Adams
Tara Harkins
Brian Cascio

Re:	Gemini Therapeutics, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed November 23, 2022
File No. 333-267276

Ladies and Gentlemen:

This letter is being submitted on behalf of Gemini Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-4, filed on November 23, 2022 (the “Third Amended Registration Statement”), as set forth in the Staff’s letter dated November 29, 2022 to Georges Gemayel, Ph.D., Interim President and Chief Executive Officer of the Company (this “Comment Letter”). The Company is concurrently filing its Amendment No. 4 to the Registration Statement (the “Fourth Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page references in the description of the Staff’s comment refer to the Third Amended Registration Statement, and the page references in the response refer to the Fourth Amended Registration Statement. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Fourth Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Fourth Amended Registration Statement. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

Risk Factors
Risks Related to the Merger, page 23

1.
We reissue comment 2 in part. Revise the risk factor to specifically address the fact that the projections do not consider the risk that none of the Disc product candidates receive FDA approval. We note this disclosure in the revisions on page 150 in response to our prior comments.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 27 of the Fourth Amended Registration Statement in response to the Staff’s comment.

Summary of Financial Analysis, page 157

2.
We note your response to comment 4 and your revised disclosure on page 157. Please also explain here what factors led SVB Securities to use a discount rate ranging from 10% to 12%. In the alternative, if the range was provided by Gemini management, please disclose that information and any associated parameters provided by Gemini.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 159 of the Fourth Amended Registration Statement in response to the Staff’s comment.

[Signature Page Follows]

If you require additional information, please telephone the undersigned at (617) 526-6405. Thank you for your assistance.

Sincerely,

/s/ Mark Nylen
Mark Nylen, Esq.

Via E-mail:

cc:
Georges Gemayel, Ph.D.
Interim President and Chief Executive Officer
Gemini Therapeutics, Inc. /DE

Christopher D. Barnstable-Brown, Esq.
Stuart M. Falber, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP

William D. Collins, Esq.
Goodwin Procter LLP

Gemini and Disc securityholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the merger, the current stockholders of Gemini and Disc will generally own a smaller percentage of the combined company than their ownership of their respective companies prior to the merger. Immediately after the merger, Gemini stockholders as of immediately prior to the merger are expected to own approximately 24% of the outstanding shares of the combined company, former Disc securityholders, excluding shares purchased in the Disc pre-closing financing are expected to own approximately 63% of the outstanding shares of the combined company and shares issued in the Disc pre-closing financing are expected to represent approximately 13% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million and $96.6 million. The Chief Executive Officer of Disc will serve as the Chief Executive Officer of the combined company following the completion of the merger.

The financial projections for Disc included in this proxy statement/prospectus under “The Merger—Certain Unaudited Financial Projections”, which were considered by the Gemini Board in evaluating the Merger and used by Gemini's financial advisor in rendering its fairness opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, such as the assumptions relating to the approval of Disc's product candidates, the actual results for the combined company's business may be materially different than the results reflected in the financial projections.

As further described below in the section entitled “The Merger—Certain Unaudited Financial Projections”, in connection with the Gemini Board's evaluation of the merger, preliminary internal financial projections for Disc were prepared by the management of Disc and provided to the management of Gemini, and then adjusted by the management of Gemini, solely for use by Gemini's financial advisor, SVB Securities, in connection with the rendering of its fairness opinion and performing its related financial analyses, as described below under “The Merger—Opinion of Gemini's Financial Advisor”. Although presented with numerical specificity, these financial projections reflect numerous variables, estimates, and assumptions made by Disc's and Gemini's respective management at the time the initial financial projections were prepared by Disc and adjusted by Gemini. If any of these variables, estimates and assumptions prove to be wrong, the actual results for the combined company's business may differ materially from the results reflected in the financial projections. These assumptions include assumptions as to the timing and likelihood of the Disc product candidates receiving marketing authorization and revenue from these product candidates and are subject to the risk that none of the Disc product candidates receive marketing authorization on the timeline assumed in the projections or at all, that the Disc product candidates that do not receive marketing authorization do not generate the revenue anticipated or any revenue and the risk that, even assuming marketing authorization for one or more of the Disc product candidates, one or more of the Disc product candidates are not commercialized or do not realize the anticipated benefits, including the generation of revenue, reflected in the financial projections. For instance, the financial projections assume approval of bitopertin for the treatment of erythropoietic porphyrias in 2026, DISC-0974 for the treatment of myelofibrosis in 2028, and DISC-0974 for the treatment of anemia of chronic kidney disease in 2030, and were risk-adjusted to reflect, among other things, a downward adjustment based on cumulative probabilities of success of 27% for bitopertin, 25% for DISC-0974 for the treatment of myelofibrosis, and 15% for DISC-0974 for the treatment of anemia of chronic kidney disease. Gemini based the estimated probabilities of success on industry benchmarks for probabilities of success for similarly situated product candidates. However, the estimated probabilities of success take into account a range of potential outcomes, including outcomes in which product candidates fail to achieve commercial launch due to commercial and regulatory uncertainty (including failure to obtain regulatory authorization to market the applicable product candidate) as well as economic and portfolio management decisions and competition, and these assumptions, including those with respect to regulatory approval and probability of success more broadly, are inherently uncertain and could prove inaccurate. If one or more of the Disc product candidates do not receive marketing authorization when anticipated, for the indications anticipated, or at all, or the other assumptions reflected in the estimates as to probability of success prove untrue, the actual results of the combined company's business will differ materially from the results reflected in the financial projections. For example, while the Financial Forecasts reflect the blended probability of success assessments described below in the section entitled “The Merger—Certain Unaudited Financial Projections” for each of Disc’s product candidates, if one or both of these product candidates are not approved then actual results will differ materially, including the potential for one or both of these product candidates to generate no revenue at all.

In addition, the financial projections cover a significant period of time, specifically 19 years through 2041. This extended period was used in light of the anticipated timing for regulatory approval and the initiation of commercial sales of the Disc product candidates and the anticipated period of patent exclusivity for each product candidate. However, the risks and uncertainties regarding the financial projections, including the potential for adverse developments such as delays in obtaining or failure to obtain regulatory approvals or additional competition or changes in the competitive or regulatory landscape, increase with each successive year and the likelihood that the actual results will differ materially from the projected results increase with each successive year. The financial projections also do not reflect general business, economic, market and financial conditions and any changes in any of these conditions over the period of the projections could result in the actual results differing materially from the results reflected in the financial projections.

from 30% to 50% of such cash flows in perpetuity, at the direction of Gemini management. These cash flows were discounted to present value as of January 1, 2023, using a discount rate ranging from 10% to 12%, derived from a weighted average cost of capital calculation for Disc, which SVB Securities performed utilizing the capital asset pricing model with inputs that SVB Securities determined were relevant based on publicly available data and SVB Securities’ professional judgment ~~and experience~~, including target capital structure, levered and unlevered betas for certain companies deemed by SVB Securities to be comparable to Disc, and the equity market risk premium and yields for U.S. treasury bonds, and adjusted for an estimated net cash balance of $35.0 million as of December 31, 2022 as provided by management of Disc, in order to derive an implied equity value range for Disc.

This analysis resulted in an implied equity value for Disc of approximately $495 million to $795 million and a corresponding implied exchange ratio of approximately 2.1042x to 3.3794x.

Additional Factors Observed by SVB Securities – Disc Valuation Analysis – Selected Public Companies

As additional factors not part of its financial analyses but noted for reference purposes, SVB Securities reviewed publicly available information relating to the market capitalization of certain U.S.-listed publicly traded companies whose lead products at the time of this analysis were (1) being developed for the treatment of non-malignant hematological disorders or other rare diseases and (2) in early clinical development, selected based on SVB Securities’ professional judgment and experience. These companies, which are referred to as the Selected Companies, were:

Company	Lead Relevant Program	Indication	Development Phase	Equity Value (in millions)	Enterprise Value (in millions)	Adjusted Equity Value (in millions)
Design Therapeutics, Inc.	DT-216	Friedreich Ataxia	Phase 1	$1,309	$950	$821
Keros Therapeutics, Inc.	KER-050	Myelodysplastic Syndrome	Phase 2	918	703	615
Kezar Life Sciences Inc	Zetomipzomib	Lupus Nephritis	Phase 2	688	455	409
Pharvaris N.V.	PHA121	Hereditary Angioedema (HAE)	Phase 2	633	434	391
Imago BioSciences, Inc.	Bomedemstat	Essential Thrombocythemia	Phase 2	556	350	321
Edgewise Therapeutics, Inc.	EDG-5506	Becker Muscular Dystrophy	Phase 2	566	318	294
Rallybio Corporation	RLYB212	Prevention of Fetal and Neonatal Alloimmune Thrombocytopenia (FNAIT)	Phase 1	360	199	195

SVB Securities noted that although such companies had certain financial and operating characteristics that could be considered similar to those of Disc, none of the companies had the same management, make-up, technology, size or mix of businesses as Disc and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Disc. SVB Securities did not utilize in its analysis data for three companies that generally met the criteria of being U.S.-listed publicly traded companies whose lead products were (1) being developed for the treatment of non-malignant hematological disorders or other rare diseases and (2) in early clinical development. These three companies were excluded based upon SVB Securities’ professional judgment that these companies were not comparable to Disc, in the first case, because the company had announced that a Phase 3 study for the company’s lead product failed to meet its primary endpoint, in the second case because the company had announced the completion of a Phase 2a clinical trial for its lead product that met the trial’s primary and secondary endpoints and, in the third case, because at the time SVB Securities selected the Selected Companies the company traded at an enterprise value of approximately negative $50 million. SVB Securities calculated the aggregate enterprise value of each of the Selected Companies based upon the closing price of the common stock of each Selected Company on August 8, 2022 and the fully-diluted number of shares outstanding, using the treasury stock method. Using the 25th and 75th percentile of the Selected Companies, SVB